Exhibit 99.1

JD.com Announces Third Quarter 2015 Results

Beijing, China—November 16, 2015—JD.com, Inc. (NASDAQ: JD), China’s largest online direct sales company, today announced its unaudited financial results for the quarter ended September 30, 2015.

Third Quarter 2015 Highlights1

•                                          GMV for the third quarter of 2015 was RMB115.0 billion (US$218.1 billion), an increase of 71% compared with the third quarter of 2014. GMV excluding Paipai.com (“Core GMV”) for the third quarter of 2015 increased by 76% year-over-year to RMB111.0 billion (US$17.5 billion).

•                                          Net revenues for the third quarter of 2015 were RMB44.1 billion (US$6.9 billion), an increase of 52% from the third quarter of 2014. Net revenues from services and others, mainly from the Company’s e-commerce platform business, for the third quarter of 2015 were RMB3.5 billion (US$0.5 billion), an increase of 111% from the third quarter of 2014.

•                                          Net loss attributable to ordinary shareholders for the third quarter of 2015 was RMB530.8 million (US$83.5 million) and net margin was negative 1.2%. Non-GAAP net income attributable to ordinary shareholders3 for the third quarter of 2015 was RMB27.0 million (US$4.3 million) and non-GAAP net margin was 0.1%.

•                                          Annual active customer accounts increased by 59% to 131.9 million in the 12 months ended September 30, 2015 from 82.8 million in the 12 months ended September 30, 2014. Excluding Paipai.com unique customers, annual active customer accounts increased by 62% to 126.9 million in the same period ended September 30, 2015.

•                                          Fulfilled orders in the third quarter of 2015 were 329.7 million, an increase of 85% from 178.2 million for the same period in 2014. Fulfilled orders placed through mobile accounted for approximately 52% of total orders fulfilled in the third quarter of 2015, an increase of more than 210% compared to the same period in 2014.

(1)  For definitions of terms used but not defined in this earning release, please refer to our annual report on Form 20-F for the year ended December 31, 2014.

(2)  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this press release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2015, which was RMB6.3556 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

(3)  As used in this press release, non-GAAP net income/(loss) attributable to ordinary shareholders is defined to exclude share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees and reconciling items on the share of equity method investments from net income/(loss) attributable to ordinary shareholders, and non-GAAP net margin is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“This was another quarter of strong growth, as JD.com increasingly becomes China’s source for fast, worry-free shopping online,” said Richard Liu, founder and Chief Executive Officer of JD.com. “Our partnership with Tencent’s dominant Weixin and Mobile QQ platforms puts JD.com at the fingertips of virtually every Chinese mobile online consumer, and continues to drive rapid user growth. Looking ahead, we will stay focused on enhancing user experience, deepening ties with leading brands and working to further expand JD.com’s leadership in mobile e-commerce.”

“Third quarter results were very healthy, with encouraging user growth and robust performance across all of our product categories,” said Sidney Huang, JD.com’s Chief Financial Officer. “As China’s direct B2C e-commerce leader, JD.com is benefitting from the industry-wide shift to direct-sales e-commerce as we continue to invest strategically in our core business and high-growth initiatives.”

Recent Business Developments

•                      In November, JD.com announced record-breaking one-day results from its November 11 Singles Day sales, with the number of orders increasing 130% compared to last year. The November 11 sale was the culmination of an 11-day sales event that began on November 1.

•                      In October, JD.com announced the launch of German Mall, a new channel on the Company’s JD Worldwide cross-border e-commerce platform dedicated exclusively to offering authentic imported German products for sale to its customers in China.

•                      In September, JD.com launched a leisure travel channel operated by Tuniu.com, an industry leader and the Company’s strategic partner. Available on both JD.com’s website and mobile app, the channel is fully integrated with JD.com’s technical support, operations and big data analysis, providing consumers with the optimal user experience in China’s online travel industry.

•                      In October, JD.com and Tencent jointly announced an expanded partnership to provide merchants with innovative mobile marketing solutions. The collaboration will offer businesses advanced online tools to more precisely reach their target customer groups, build brand recognition and increase marketing ROI by providing brands access to Weixin (the Chinese version of WeChat) and Mobile QQ users.

•                      In August, JD Finance, in cooperation with China Citic Bank, launched an “Internet Plus” credit card leveraging risk management capabilities from both sides and creating e-commerce related benefits for the card holders.

•                      During the third quarter, JD.com launched two Asia No.1 regional warehouses in Guangzhou and Wuhan to enhance its fulfillment capacity and efficiency. This follows the launch of a Shanghai warehouse in 2014 and brings the number of Asia No. 1 warehouses in operation to three.

•                      During the third quarter, JD.com extended its leadership in fulfillment capabilities among e-commerce companies in China. As of September 30, 2015, JD.com operated 196 warehouses in 46 cities and a total of 4,760 delivery stations and pickup stations and its delivery network covered 2,266 counties and districts. JD.com’s 211 same-day and next-day delivery program covered 135 and 1,044 counties and districts, respectively, as of September 30, 2015. In the third quarter, over 85% of direct sales orders were delivered on the same day as, or day after, they were placed.

•                      JD.com had approximately 90,000 merchants on its online marketplace and a total of 94,615 full-time employees as of September 30, 2015.

Third Quarter 2015 Financial Results

Core GMV and Net Revenues. Core GMV for the third quarter of 2015 was RMB111.0 billion (US$17.5 billion), up 76% from the third quarter of 2014. Core GMV from the online direct sales and online marketplace businesses totaled RMB61.3 billion and RMB49.7 billion, respectively, in the third quarter of 2015, an increase of 52% and 121%, respectively, from the third quarter of 2014. Core GMV from electronics and home appliance products was RMB56.8 billion in the third quarter of 2015, an increase of 59% from the third quarter of 2014, while Core GMV from general merchandise and others was RMB54.2 billion in the third quarter of 2015, an increase of 98% from the third quarter of 2014. Core GMV from general merchandise and others increased to 48.9% of total Core GMV in the third quarter of 2015 from 43.4% in the third quarter of 2014.

For the third quarter of 2015, JD.com reported net revenues of RMB44.1 billion (US$6.9 billion), representing a 52% increase from the same period in 2014. The increases in Core GMV and net revenues were primarily due to the growth in active customer accounts and the number of fulfilled orders in the third quarter of 2015. Net revenues from online direct sales increased by 48%, while net revenues from services and others increased by 111% in the third quarter of 2015, as compared to the third quarter of 2014, primarily due to the increased revenues from the Company’s rapidly expanding online marketplace, advertising services and third-party logistics services.

Cost of Revenues.  Cost of revenues increased by 49% to RMB38.0 billion (US$6.0 billion) in the third quarter of 2015 from RMB25.5 billion in the third quarter of 2014. The increase was primarily due to the growth of the Company’s direct sales business and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 63% to RMB3.5 billion (US$0.5 billion) in the third quarter of 2015 from RMB2.1 billion in the third quarter of 2014. This increase was primarily due to the increase in the number of fulfillment employees associated with the expansion of the Company’s fulfillment infrastructure as well as the growth in logistics services provided to merchants on the Company’s marketplace.

Marketing Expenses.  Marketing expenses increased by 89% to RMB1.7 billion (US$0.3 billion) in the third quarter of 2015 from RMB0.9 billion in the third quarter of 2014. The increase of marketing expenses was primarily due to the increased traffic acquisition costs and brand advertising activities, including advertising expenditure on both online and offline channels in the third quarter of 2015.

Technology and Content Expenses.  Technology and content expenses increased by 73% to RMB884.7 million (US$139.2 million) in the third quarter of 2015 from RMB512.0 million in the third quarter of 2014. This increase was primarily due to an increase in the number of R&D staff and other spending in mobile, big data and cloud computing initiatives.

General and Administrative Expenses.  General and administrative expenses increased by 72% to RMB755.1 million (US$118.8 million) in the third quarter of 2015 from RMB439.4 million in the third quarter of 2014. The increase of general and administrative expenses was generally in line with our expanded scale of operations and various new business initiatives.

Net Loss Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders.  Net loss attributable to ordinary shareholders for the third quarter of 2015 was RMB530.8 million (US$83.5 million), compared to RMB164.4 million for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2015 was RMB27.0 million (US$4.3 million) as compared to RMB370.8 million in the third quarter of 2014.

Net Loss Per ADS and Non-GAAP Net Income Per ADS4.  Net loss per ADS for the third quarter of 2015 was RMB0.39 (US$0.06), compared to RMB0.12 for the third quarter of 2014. Non-GAAP net income per ADS for the third quarter of 2015 was RMB0.02 (US$0.003) as compared to RMB0.27 in the third quarter of 2014.

Cash Flow and Working Capital

As of September 30, 2015, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB23.4 billion (US$3.7 billion).

	For the three months ended
	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	USD
	(In thousands)
Net cash provided by/(used in) operating activities	1,430,337	(2,552,685)	(401,643)
Add: Impact from internet financing activities[5]	251,858	3,642,570	573,128
Less: Capital expenditures	(870,027)	(1,341,474)	(211,070)
Free cash flow in/(out)	812,168	(251,589)	(39,585)

Net inventories increased to RMB17.0 billion (US$2.7 billion) as of September 30, 2015 from RMB12.2 billion as of December 31, 2014. Inventory turnover days6 were 41.1 days in the third quarter of 2015 and 38.7 days in the third quarter of 2014.

Accounts payable primarily include accounts payable to suppliers associated with the Company’s online direct sales business and those to third-party sellers on the Company’s online marketplace. From late 2013, the Company started to provide supply chain financing to the Company’s suppliers of the online direct sales business. As of September 30, 2015 and December 31, 2014, the balances of financing provided to the Company’s suppliers that affected accounts payable balances amounted to RMB4.1 billion (US$0.6 billion) and RMB1.5 billion, respectively. The Company’s accounts payable turnover days7 for the online direct sales business excluding the impact from supply chain financing were 51.8 days in the third quarter of 2015 and 47.9 days in the third quarter of 2014.

Accounts receivable primarily include amounts due from customers and online payment channels. From early 2014, the Company started to provide consumer financing to its customers. As of September 30, 2015 and December 31, 2014, the balances of current portion of financing provided to the Company’s customers that affected accounts receivable balances amounted to RMB4.8 billion (US$0.8 billion) and RMB1.1 billion, respectively. The Company’s accounts receivable turnover days8 excluding the impact from consumer financing were 3.6 days in the third quarter of 2015 and 3.3 days in the third quarter of 2014. As of September 30, 2015, the total balances of consumer financing provided to the Company’s individual customers were RMB5.3 billion (US$0.8 billion), including the non-current portion of receivables recorded in other non-current assets of RMB0.5 billion (US$0.1 billion).

(4)  As used in this press release, non-GAAP net income/(loss) per weighted average shares is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of shares. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per weighted average shares multiplied by two.

(5)  Internet financing activities include financial products, primarily “Jingbaobei,” “Jingxiaodai” and “JD Baitiao,” the Company provides to suppliers, merchants and customers.

(6)  As used in this press release, inventory turnover days for a given period are equal to average inventory balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

(7)  As used in this press release, accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

(8)  As used in this press release, accounts receivable turnover days for a given period are equal to average accounts receivable balances at the beginning and the end of the period divided by total net revenues during the period and then multiplied by the number of days during the period.

Appointment of Chief Technology Officer

The Company today announced the appointment of Chen Zhang to the position of Chief Technology Officer, effective immediately. Mr. Zhang joined JD.com in April, 2015 as senior vice president in charge of JD Mall’s research and development system. Prior to joining JD.com, he was the president of Yahoo! global research and development center in Beijing, responsible for the development of Yahoo’s global core platforms, such as its science driven advertising and personalization platforms, mobile and cloud platforms. He worked at Yahoo for 18 years, during which he was also responsible for the development of Yahoo Messenger. He earned a master’s degree in Computer Science from Indiana University Bloomington.

Termination of the C2C business at Paipai.com

In November 2015, the Company announced its decision to terminate the consumer-to-consumer (C2C) business of Paipai.com by December 31, 2015. After a transitional period of three months, the Company will completely close down the website of Paipai.com. The shut-down of the C2C platform is in line with the Company’s policy to combat the marketing and sale of counterfeit products and the Company will make persistent efforts to protect the interests of consumers and brands. The Company is in the process of evaluating the accounting impact of this restructuring, including the impairment of goodwill related to Paipai.com. As part of the strategic transaction with Tencent in March 2014, the Company acquired two marketplace platforms, Paipai and Wanggou (“Combined Platform Business”), which were accounted for as a business combination. As of September 30, 2015, goodwill and intangible assets related to the acquisition of Combined Platform Business totaled RMB2.8 billion (US$0.4 billion).

Fourth Quarter 2015 Guidance

Net revenues for the fourth quarter of 2015 are expected to be between RMB51.0 billion and RMB52.5 billion, representing a growth rate between 47% and 51% compared with the fourth quarter of 2014. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am Eastern Time on November 16, 2015 (8:30 pm Beijing/ Hong Kong Time on November 16, 2015) to discuss the third quarter 2015 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-855-298-3404 or +1-631-5142-526
Hong Kong	800-905-927 or +852-5808-3202
Mainland China	400-1200-539
International	+65-6823-2299
Passcode:	6173978

A replay of the conference call may be accessed by phone at the following numbers until November 23, 2015:

US Toll Free:	+1-866-846-0868
International	+61-2-9641-7900
Passcode:	6173978

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

About JD.com, Inc

JD.com, Inc. is China’s leading online direct sales company and the country’s largest Internet company by revenue. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 196 warehouses in 46 cities, and in total 4,760 delivery stations and pickup stations in 2,266 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees, and reconciling items on the share of equity method investments. The Company defines free cash flow as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights. The Company defines non-GAAP EBITDA as income/(loss) from operations excluding share-based compensation, depreciation and amortization, and recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP net income/(loss) attributable to ordinary shareholders enable management to assess operating results without considering the impact of these non-cash charges and recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees and the reconciling items on the share of equity method investments. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from internet financing activities and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. Non-GAAP EBITDA enables management to assess operating results without considering the impact of share-based compensation, depreciation and amortization, and recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income/(loss) attributable to ordinary shareholders is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees and reconciling items on the share of equity method investments have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to ordinary shareholders. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. One of the key limitations of using non-GAAP EBITDA is that it does not reflect all items of income and expense that affect operations. Share-based compensation, depreciation and amortization and recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP EBITDA. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

Investor Relations

Ruiyu Li
Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner
Senior Director of International Communications

+86 (10) 8911-6155 (China)

+1 (914) 439-5315 (US)

Press@JD.com

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	16,914,651	21,321,581	3,354,771
Restricted cash	3,038,286	1,809,527	284,714
Short-term investments	12,161,643	249,772	39,300
Accounts receivable, net	2,436,256	6,672,702	1,049,893
Advance to suppliers	930,026	2,067,543	325,310
Inventories, net	12,190,843	17,039,916	2,681,087
Loan receivables	123,344	1,596,962	251,268
Prepayments and other current assets	1,734,334	700,630	110,235
Amount due from related parties	412,314	771,921	121,455
Total current assets	49,941,697	52,230,554	8,218,033

Non-current assets:
Property, equipment and software, net	2,408,438	5,425,789	853,702
Construction in progress	1,928,899	1,091,154	171,684
Land use rights, net	1,067,253	1,907,745	300,168
Intangible assets, net	6,877,947	5,787,235	910,573
Goodwill	2,622,470	2,622,470	412,624
Investment in equity investees	586,959	11,647,660	1,832,661
Investment securities	434,118	834,680	131,330
Other non-current assets	625,391	1,525,673	240,052
Total non-current assets	16,551,475	30,842,406	4,852,794

Total assets	66,493,172	83,072,960	13,070,827

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	USD
LIABILITIES
Current liabilities:
Short-term bank loans	1,890,771	2,784,471	438,113
Accounts payable	16,363,671	25,261,629	3,974,704
Advances from customers	4,666,660	7,164,646	1,127,297
Deferred revenues	157,080	1,005,850	158,262
Taxes payable	236,160	567,723	89,326
Amount due to related parties	325,119	108,921	17,138
Accrued expenses and other current liabilities	5,311,832	5,803,752	913,171
Deferred tax liabilities	43,812	31,327	4,929
Total current liabilities	28,995,105	42,728,319	6,722,940

Non-current liabilities:
Deferred revenues	—	2,878,842	452,961
Secured borrowings	—	704,000	110,768
Total non-current liabilities	—	3,582,842	563,729

Total liabilities	28,995,105	46,311,161	7,286,669

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.00002 par value, 100,000,000 shares authorized, 2,793,757 shares issued as of December 31, 2014 and September 30, 2015, and 2,731,718 and 2,736,039 shares outstanding as of December 31, 2014 and September 30, 2015, respectively.)	358	358	56
Additional paid-in capital	47,131,172	47,901,650	7,536,920
Statutory reserves	15,009	15,204	2,392
Treasury stock	(4)	(3)	(0)
Accumulated deficit	(9,272,343)	(11,023,972)	(1,734,529)
Accumulated other comprehensive loss	(376,125)	(127,358)	(20,039)
Total JD.com Inc. shareholders’ equity	37,498,067	36,765,879	5,784,800
Non-controlling interests	—	(4,080)	(642)
Total shareholders’ equity	37,498,067	36,761,799	5,784,158
Total liabilities and shareholders’ equity	66,493,172	83,072,960	13,070,827

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

and Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	For the three months ended
	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	USD
Net revenues
Online direct sales	27,368,870	40,641,371	6,394,577
Services and others	1,643,133	3,468,779	545,783
Total net revenues	29,012,003	44,110,150	6,940,360

Operating expenses (1)(2)
Cost of revenues	(25,467,986)	(38,015,664)	(5,981,444)
Fulfillment	(2,119,297)	(3,459,117)	(544,263)
Marketing	(879,974)	(1,662,719)	(261,615)
Technology and content	(511,973)	(884,742)	(139,207)
General and administrative	(439,413)	(755,146)	(118,816)
Total operating expenses	(29,418,643)	(44,777,388)	(7,045,345)
Loss from operations	(406,640)	(667,238)	(104,985)
Other income/(expenses)
Share of results of equity investees	—	(68,526)	(10,782)
Interest income	197,908	70,055	11,023
Interest expense	(8,350)	(17,480)	(2,750)
Others, net	58,928	148,290	23,332
Loss before tax	(158,154)	(534,899)	(84,162)
Income tax benefit/(expenses)	(6,204)	17	3
Net loss	(164,358)	(534,882)	(84,159)
Net loss attributable to non-controlling interests	—	(4,080)	(642)
Net loss attributable to ordinary shareholders	(164,358)	(530,802)	(83,517)

Non-GAAP net income	370,782	22,956	3,612

Non-GAAP net income attributable to ordinary shareholders	370,782	27,036	4,254

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

and Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	For the three months ended
	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	USD
Net loss per share:
Basic	(0.06)	(0.19)	(0.03)
Diluted	(0.06)	(0.19)	(0.03)
Net loss per ADS:
Basic	(0.12)	(0.39)	(0.06)
Diluted	(0.12)	(0.39)	(0.06)
Non-GAAP net income per ADS:
Basic	0.27	0.02	0.003
Diluted	0.27	0.02	0.003
Weighted average shares:
Basic	2,724,478	2,735,737	2,735,737
Diluted	2,724,478	2,735,737	2,735,737

(1) Includes share-based compensation expenses as follows:
Fulfillment	(37,080)	(47,665)	(7,500)
Marketing	(7,688)	(11,183)	(1,760)
Technology and content	(25,967)	(55,220)	(8,688)
General and administrative	(98,201)	(194,180)	(30,553)

(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(5,616)	(5,405)	(850)
Marketing	(309,156)	(309,156)	(48,643)
Technology and content	(5,987)	(5,987)	(942)
General and administrative	(45,445)	(45,445)	(7,150)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended
	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	USD
Net cash provided by/(used in) operating activities	1,430,337	(2,552,685)	(401,643)
Net cash provided by/(used in) investing activities	(8,216,361)	4,013,115	631,430
Net cash provided by/(used in) financing activities	(39,118)	2,158,301	339,590
Effect of exchange rate changes on cash and cash equivalents	7,055	166,067	26,128
Net increase/(decrease) in cash and cash equivalents	(6,818,087)	3,784,798	595,505
Cash and cash equivalents at beginning of period	27,535,976	17,536,783	2,759,266
Cash and cash equivalents at end of period	20,717,889	21,321,581	3,354,771

JD.com, Inc.

Selected Operating Data

	For the three months ended
	September 30, 2014	September 30, 2015
Annual active customer accounts (in millions)	82.8	131.9
Orders fulfilled (in millions)	178.2	329.7
GMV (in RMB billions)	67.3	115.0
Core GMV (in RMB billions)	63.0	111.0

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	USD
Loss from operations	(406,640)	(667,238)	(104,985)
Add: Depreciation and amortization	512,986	647,974	101,953
Add: Share-based compensation	168,936	308,248	48,501
Less: Recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees	—	(186,577)	(29,356)
Non-GAAP EBITDA	275,282	102,407	16,113

Total net revenues	29,012,003	44,110,150	6,940,360

Non-GAAP EBITDA margin	0.9%	0.2%	0.2%

Net loss	(164,358)	(534,882)	(84,159)
Add: Share-based compensation	168,936	308,248	48,501
Add: Amortization of intangible assets resulting from assets and business acquisitions	366,204	365,993	57,585
Less: Recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees	—	(186,577)	(29,356)
Add: Reconciling items on the share of equity method investments*	—	70,174	11,041
Non-GAAP net income	370,782	22,956	3,612
Less: Net loss attributable to non-controlling interests	—	(4,080)	(642)
Non-GAAP net income attributable to ordinary shareholders	370,782	27,036	4,254

Total net revenues	29,012,003	44,110,150	6,940,360

Non-GAAP net margin	1.3%	0.1%	0.1%

*Reconciliation of JD’S Share of Equity Investments’ GAAP to Non-GAAP Results

(In thousands)

	For the three months ended
	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	USD

Earning from equity method investments, net**	—	(68,526)	(10,782)
Add: Share-based compensation	—	8,724	1,373
Add: Amortization of intangible assets resulting from assets and business acquisitions	—	35,823	5,636
Add: Share of amortization of equity investments’ intangibles not on their books	—	25,627	4,032
Non-GAAP earning from equity method investments	—	1,648	259

** Earning from equity method investments in publicly listed companies is recorded one quarter in arrears.